UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d -1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240-d-2(a)

CORRIDOR VENTURES I ACQUISITION CORP.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

None
(CUSIP Number)

YANG LIN
Room 1908, Building A, PINGAN IFC No.3 Xinyuan South Rd. Chaoyang District, Beijing,
100027, P.R.China
(86) 10-8591-1129
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 14, 2011
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d -7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS ASIA JUNWEI FINANCE CAPITAL GROUP COMPANY LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION SAMOA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,950,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,950,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,950,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 97.5%
14.	TYPE OF REPORTING PERSON OO

Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS YANG LIN
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION PEOPLE’S REPUBLIC OF CHINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,950,000(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,950,000(1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,950,000(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 97.5%(1)
14.	TYPE OF REPORTING PERSON IN

(1) Represents 1,950,000 shares held by ASIA JUNWEI FINANCE CAPITAL GROUP COMPANY LIMITED, a Samoan corporation which is controlled by Yang Lin, its sole Director. Mr. Yang expressly disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

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Item 1. Security and Issuer.

The class of equity securities to which this statement (the “Statement”) relates is the common stock, par value $0.001 per share (the “Common Stock”) of Corridor Ventures I Acquisition Corp., a Nevada corporation (the “Issuer”). The Issuer’s principal executive offices are located at Room 1908, Building A, PINGAN IFC No.3 Xinyuan South Rd. Chaoyang District, Beijing, 100027, P.R.China .

Item 2. Identity and Background.

(a) The persons filing this Statement are YANG LIN, a natural person, and ASIA JUNWEI FINANCE CAPITAL GROUP COMPANY LIMITED, a Samoan corporation (“Junwei” and together with Mr. Yang, the “Reporting Persons”).

(b) The business address of Mr. Yang and Junwei is Room 1908, Building A, PINGAN IFC No.3 Xinyuan South Rd. Chaoyang District, Beijing, 100027, P.R.China

(c) Mr. Yang currently serves as a Director of Junwei, a holding company for Jian Wu’s investments, and its principal business is to hold, transact or otherwise deal in the securities of the Issuer and other entities. Junwei controlled by Mr. Lin, the Sole Director. Mr. Yang served as an executive director at Junwei Financial Group since 2007. Junwei Financial Group is a financial services firm based in Beijing, China. Junwei Financial Group provides financial advisory services to China based companies that desire to go public and access capital in the U.S. Prior to joining Junwei Financial Group, Mr. Yang held various positions in the financial industry since 1996.

(d)-(e) During the last five years, neither Reporting Person has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. YANG is a citizen of the PEOPLE’S REPUBLIC OF CHINA. Junwei is a Samoan corporation.

Item 3. Source and Amount of Funds or Other Consideration.

Junwei invested its working capital to acquire 1,9,50,000 shares held directly by it and paid an aggregate purchase price of $10,000 for those shares to Corridor Ventures, LLC, the former owner of those shares..

Mr. Yang is the sole Director of Junwei and may be deemed to be the beneficial owner of the shares held by Junwei. Mr. Yang expressly disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Issuer’s Common Stock as described in Item 3 above. The Reporting Persons have made no proposals, and entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Page 4 of 7 Pages

Item 5. Interest in Securities of the Issuer.

(a) For purposes of Rule 13d-3 promulgated under the Exchange Act, Mr. Yang beneficially owns and controls the 1,950,000 shares of the Issuer’s Common Stock held by Junwei, representing 97.5% of the outstanding shares of the Issuer’s Common Stock. Mr. Lin owns and controls the shares held by Junwei because he is Junwei’s only director. Mr. Lin expressly disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(b) Mr. Lin has sole voting and dispositive power over the 1,950,000 shares of the Issuer’s Common Stock that are directly and beneficially owned by Junwei. Mr. Lin does not own any other securities of the Issuer.

(c) Other than the transactions described Item 3 above, the Reporting Persons have not been involved in any transactions involving the securities of the Issuer in the last 60 days.

(d) Except as otherwise indicated above, no other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or between any Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint Junwei, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement between Mr. Lin and Junwei.

Page 5 of 7 Pages

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2011

ASIA JUNWEI FINANCE CAPITAL GROUP COMPANY LIMITED

By: /s/ YANG LIN
Name: YANG LIN
Title: Sole Director

/s/ Yang Lin
Yang Lin, Individually

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